300 North LaSalle Street Chicago, Illinois 60654
(312) 862-2000	Facsimile: (312) 862-2200
www.kirkland.com April 26, 2012

By Electronic Transmission

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peggy Kim, Esq.

Re:	Allos Therapeutics

Amendment No. 2 to Schedule TO filed on April 24, 2012

Filed by Sapphire Acquisition Sub, Inc. and

Spectrum Pharmaceuticals, Inc.

File No. 005-60251

Dear Ms. Kim:

We are counsel to Sapphire Acquisition Sub, Inc. and Spectrum Pharmaceutical, Inc. (collectively, the “Bidders”), and on behalf of the Bidders we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 25, 2012, with respect to the Bidders’ Tender Offer Statement on Schedule TO that was filed with the Commission on April 16, 2012, as amended (the “Schedule TO”). We are concurrently filing Amendment No. 3 to the Schedule TO (the “Schedule TO Amendment”) in response to the Staff’s comments.

The text of the Staff’s comments has been included in this letter in italics for ease of reference, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Offer to Purchase

1. We note your response to comment one in our letter dated April 19, 2012. We note your revised disclosure that “only outside legal fees and expenses are anticipated to be

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Securities and Exchange Commission

April 26, 2012

reimbursed.” Please supplementally state whether any of the costs, fees and expenses to be reimbursed are payable in connection with the tender offer or are calculated based on securities tendered in the tender offer, such as transfer agent fees or broker fees. Please revise your disclosure to more affirmatively state whether legal fees and expenses are the only fees that will be reimbursed under the Tender and Voting Agreement.

Response: The Bidders have revised the disclosure to clarify that only outside legal fees and expenses will be reimbursed pursuant to this provision. Please see the Schedule TO Amendment. These fees were incurred in connection with the negotiation, execution and delivery of the Tender and Voting Agreement prior to the commencement of the tender offer and are unrelated to the consideration being paid in the tender offer and are not payable in connection with the tender offer. None of these fees will be calculated based on securities tendered in the tender offer.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to the Bidders or the Schedule TO, please feel free to contact me by phone at (312) 862-2340 or by facsimile at (312) 862-2200.

Sincerely,

/s/ R. Scott Falk, P.C.

R. Scott Falk, P.C.

cc:	Eva H. Davis, Esq., Kirkland & Ellis LLP

Rajesh C. Shrotriya, M.D., Spectrum Pharmaceuticals, Inc.